As filed with the Securities and Exchange Commission on March 31, 2016

Securities Act File No. 333-204754

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form N-14

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933 ☒

Pre-Effective Amendment No. ☐

Post-Effective Amendment No. 2

Voya Equity Trust

(Exact Name of Registrant as Specified in Charter)

7337 East Doubletree Ranch Road, Scottsdale, Suite 100, Arizona 85258-2034
(Address of Principal Executive Offices) (Zip Code)

1-800-262-3862
(Registrant’s Area Code and Telephone Number)

Huey P. Falgout, Jr.

Voya Investment Management

7337 East Doubletree Ranch Road, Suite 100

Scottsdale, AZ 85258

(Name and Address of Agent for Service)

With copies to:

Elizabeth J. Reza, Esq.

Ropes & Gray

Prudential Tower

800 Boylston Street

Boston, MA 02199

It is proposed that this filing will become effective immediately, pursuant to Rule 462(d)

under the Securities Act of 1933, as amended.

No filing fee is required because an indefinite number of shares have previously been registered pursuant to Rule 24f-2 under the Investment Company Act of 1940, as amended.

Title of Securities Being Registered: Class A, Class C, Class I, Class R, Class R6, and Class W of Voya Large-Cap Growth Fund

EXPLANATORY NOTE

The purpose of this filing is to file as an exhibit the opinion of counsel supporting the tax matters and consequences to shareholders in connection with the reorganization of Voya Large Cap Growth Fund, a series of Voya Series Fund, Inc., with and into Voya Large-Cap Growth Fund (formerly, Voya Growth Opportunities Fund), a series of Voya Equity Trust, as required by Item 16(12) of Form N-14. Parts A and B of this Registration Statement are incorporated by reference to the Proxy Statement/Prospectus and Statement of Additional Information which were filed on EDGAR on July 13, 2015 (File No. 333-204754).

Voya Equity Trust

(“Registrant”)

PART C:

OTHER INFORMATION

ITEM 15. INDEMNIFICATION

Section 4.3 of Registrant’s Declaration of Trust provides the following:

(a)	Subject to the exceptions and limitations contained in paragraph (b) below:

(i)	every person who is, or has been, a Trustee or Officer of the Trust shall be indemnified by the Trust to the fullest extent permitted by law against all liability and against all expenses reasonably incurred or paid by him in connection with any claim, action, suit or proceeding in which he becomes involved as a party or otherwise by virtue of his being or having been a Trustee or Officer and against amounts paid or incurred by him in the settlement thereof; and

(ii)	the word “claim”, “action”, “suit” or “proceeding” shall apply to all claims, actions or suits or proceedings (civil, criminal, administrative or other including appeals), actual or threatened; and the words “liability” and “expenses” shall include without limitation, attorneys’ fees, costs, judgments, amounts paid in settlement, fines, penalties and other liabilities.

(b)	No indemnification shall be provided hereunder to a Trustee or Officer:

(i)	against any liability to the Trust, a Series thereof, or the Shareholders by reason of a final adjudication by a court or other body before which a proceeding was brought or that he engaged in willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his office;

(ii)	with respect to any matter as to which he shall have been finally adjudicated not to have acted in good faith in reasonable belief that his action was in the best interest of his Trust; or

(iii)	in the event of a settlement or other disposition not involving a final adjudication as provided in paragraph (b) (i) or (b) (ii) resulting in a payment by a Trustee or officer, unless there has been a determination that such Trustee or officer did not engage in willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his office:

(A)	by the court or other body approving the settlement or other disposition; or

(B)	based upon the review of readily available facts (as opposed to full trial-type inquiry) by (x) vote of a majority of the Disinterested Trustees acting on the matter (provided that a majority of the Disinterested Trustees then in office act on the matter) or (y) written opinion of independent legal counsel.

(c)	The rights of indemnification herein provided may be insured against by policies maintained by the Trust, shall be severable, shall not affect any other rights to which any Trustee or officer may now or hereafter be entitled, shall continue as to a person who has ceased to be such Trustee or officer and shall inure to the benefit of the heirs, executors, administrators and assigns of such a person. Nothing contained herein shall affect any rights to indemnification to which personnel of the Trust other than Trustees and officers may be entitled by contract or otherwise under law.

(d)	Expenses of preparation and presentation of a defense to any claim, action, suit or proceeding of the character described in paragraph (a) of this Section 4.3 may be advanced by the Trust prior to final disposition thereof upon receipt of an undertaking by or on behalf of the recipient to repay such amount if it is ultimately determined that he is not entitled to indemnification under this Section 4.3, provided that either:

(i)	such undertaking is secured by a surety bond or some other appropriate security provided by the recipient, or the Trust shall be insured against losses arising out of any such advances; or

(ii)	a majority of the Disinterested Trustees acting on the matter (provided that a majority of the Disinterested Trustees act on the matter) or an independent legal counsel in a written opinion shall determine, based upon a review of readily available facts (as opposed to a full trial-type inquiry), that there is reason to believe that the recipient ultimately will be found entitled to indemnification.

As used in this Section 4.3, a “Disinterested Trustee” is one who is not (i) an Interested Person of the Trust (including anyone who has been exempted from being an Interested Person by any rule, regulation or order of the Commission), or (ii) involved in the claim, action, suit or proceeding.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (“1933 Act”) may be permitted to Trustees, officers and controlling persons of the Registrant pursuant to the foregoing provisions or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the 1933 Act and is therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a Trustee, officer or controlling person of the Registrant in connection with the successful defense of any action suit or proceeding) is asserted by such Trustee, officer or controlling person in connection with the shares being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy, as expressed in the Act and be governed by final adjudication of such issue.

ITEM 16. EXHIBITS

1.	A.	Amended and Restated Declaration of Trust for Voya Equity Trust dated February 25, 2003 - Filed as an Exhibit to Post-Effective Amendment No. 43 to the Registrant’s Registration Statement on Form N-1A filed on September 30, 2003 and incorporated herein by reference.

	B.	Establishment and Designation of Series and Classes of Shares of Beneficial Interest, Par Value $0.01 Per Share, dated April 21, 2003 (ING Principal Protection Fund VIII) – Filed as an Exhibit to Post-Effective Amendment No. 46 to the Registrant’s Registration Statement on Form N-1A filed on January 9, 2004 and incorporated herein by reference.

	C.	Certificate of Amendment of Declaration of Trust and Redesignation of Series effective June 2, 2003 (Name change for ING Research Enhanced Index Fund) – Filed as an Exhibit to Post-Effective Amendment No. 46 to the Registrant’s Registration Statement filed on Form N-1A on January 9, 2004 and incorporated herein by reference.

	D.	Establishment and Designation of Series and Classes of Shares of Beneficial Interest, Par Value $0.01 Per Share, dated November 1, 2003 (ING Principal Protection Fund IX) – Filed as an Exhibit to Post-Effective Amendment No. 46 to the Registrant’s Registration Statement filed on Form N-1A on January 9, 2004 and incorporated herein by reference.

	E.	Certificate of Establishment and Designation of Series and Classes of Shares of Beneficial Interest, Par Value $0.01 Per Share, dated January 20, 2004 (ING Principal Protection Fund X) – Filed as an Exhibit to Post-Effective Amendment No. 52 to the Registrant’s Registration Statement filed on Form N-1A on April 5, 2004 and incorporated herein by reference.

	F.	Establishment and Designation of Series and Classes of Shares of Beneficial Interest, Par Value $0.01 Per Share, effective November 11, 2003 (ING LargeCap Value Fund) – Filed as an Exhibit to Post-Effective Amendment No. 49 to the Registrant’s Registration Statement on Form N-1A filed on January 27, 2004 and incorporated herein by reference.

	G.	Amended Establishment and Designation of Series and Classes of Shares of Beneficial Interest, Par Value $0.01 Per Share, effective November 11, 2003 (ING Principal Protection Fund VIII and ING Disciplined LargeCap Fund) – Filed as an Exhibit to Post-Effective Amendment No. 52 to the Registrant’s Registration Statement on Form N-1A filed on April 5, 2004 and incorporated herein by reference.

	H.	Certificate of Establishment and Designation of Series and Classes of Shares of Beneficial Interest, Par Value $0.01 Per Share, dated February 25, 2004 (ING Principal Protection Fund XI) – Filed as an Exhibit to Post-Effective Amendment No. 52 to the Registrant’s Registration Statement on Form N-1A filed on May 7, 2004 and incorporated herein by reference.

	I.	Amended Establishment and Designation of Series and Classes of Shares of Beneficial Interest, Par Value $0.01 Per Share, effective June 15, 2004 (Class O shares of ING Financial Services Fund and ING Real Estate Fund) – Filed as an Exhibit to Post-Effective Amendment No. 54 to the Registrant’s Registration Statement on Form N-1A filed on June 14, 2004 and incorporated herein by reference.

	J.	Amended Establishment and Designation of Series and Classes of Shares of Beneficial Interest, Par Value $0.01 Per Share, effective August 25, 2003 (ING Principal Protection Fund VII – abolition of Class Q shares) – Filed as an Exhibit to Post-Effective Amendment No. 58 to the Registrant’s Registration Statement on Form N-

1A filed on September 27, 2004 and incorporated herein by reference.

K.	Amended Establishment and Designation of Series and Classes of Shares of Beneficial Interest, Par Value $0.01 Per Share, effective September 2, 2003 (ING Principal Protection Fund V – abolition of Class Q shares) – Filed as an Exhibit to Post-Effective Amendment No. 58 to the Registrant’s Registration Statement filed on Form N-1A on September 27, 2004 and incorporated herein by reference.

L.	Abolition of Series of Shares of Beneficial Interest dated October 16, 2003 (abolishment of ING Large Company Value Fund) – Filed as an Exhibit to Post-Effective Amendment No. 58 to the Registrant’s Registration Statement on Form N-1A filed on September 27, 2004 and incorporated herein by reference.

M.	Abolition of Series of Shares of Beneficial Interest dated April 17, 2004 (abolishment of ING Growth Opportunities Fund) – Filed as an Exhibit to Post-Effective Amendment No. 58 to the Registrant’s Registration Statement on Form N-1A filed on September 27, 2004 and incorporated herein by reference.

N.	Certificate of Establishment and Designation of Series and Classes of Shares of Beneficial Interest, Par Value $0.01 Per Share, dated September 2, 2004 (ING Principal Protection Fund XII) – Filed as an Exhibit to Post-Effective Amendment No. 58 to the Registrant’s Registration Statement on Form N-1A filed on September 27, 2004 and incorporated herein by reference.

O.	Plan of Liquidation and Dissolution of Series (ING Tax Efficient Equity Fund) dated September 3, 2004 – Filed as an exhibit to Post-Effective Amendment No. 61 to the Registrant’s Registration Statement on Form N-1A filed on November 12, 2004 and incorporated herein by reference.

P.	Establishment and Designation of Series and Classes of Shares of Beneficial Interest, Par Value $0.01 Per Share, effective January 31, 2005 (ING MidCap Value Choice Fund and ING SmallCap Value Choice Fund) – Filed as an Exhibit to Post-Effective Amendment No. 63 to the Registrant’s Registration Statement on Form N-1A filed on January 25, 2005 and incorporated herein by reference.

Q.	Certificate of Establishment and Designation of Series and Classes of Shares of Beneficial Interest, Par Value $0.01 Per Share, dated January 17, 2005 (ING Principal Protection Fund XIII) – Filed as an Exhibit to Post-Effective Amendment No. 63 to the Registrant’s Registration Statement on Form N-1A filed on January 25, 2005 and incorporated herein by reference.

R.	Certificate of Establishment and Designation of Series and Classes of Shares of Beneficial Interest, Par Value $0.01 Per Share, dated February 1, 2005 (ING Principal Protection Fund XIV) – Filed as an Exhibit to Post-Effective Amendment No. 63 to the Registrant’s Registration Statement on Form N-1A filed on January 25, 2005 and incorporated herein by reference.

S.	Amended Establishment and Designation of Series and Classes of Shares of Beneficial Interest, Par Value $0.01 Per Share, effective April 29, 2005 (Class I shares of ING MidCap Value Choice and ING SmallCap Value Choice Funds) – Filed as an Exhibit to Post-Effective Amendment No. 65 to the Registrant’s Registration Statement on Form N-1A filed on April 28, 2005 and incorporated herein by reference.

T.	Establishment and Designation of Series and Classes of Shares of Beneficial Interest, Par Value $0.01 Per Share, effective December 12, 2005 (ING Fundamental Research Fund and ING Opportunistic LargeCap Fund) – Filed as an Exhibit to Post-Effective Amendment No. 70 to the Registrant’s Registration Statement on Form N-1A filed on December 23, 2005 and incorporated herein by reference.

U.	Abolition of Series of Shares of Beneficial Interest (ING Equity and Bond Fund) dated March 30, 2006 – Filed as an Exhibit to Post-Effective Amendment No. 73 to the Registrant’s Registration Statement on Form N-1A filed on September 22, 2006 and incorporated herein by reference.

V.	Amended Establishment and Designation of Series and Classes of Shares of Beneficial Interest, Par Value $0.01 Per Share, effective June 6, 2006 (abolition of Class Q shares of ING Principal Protection Fund II, III and VI) – Filed as an Exhibit to Post-Effective Amendment No. 73 to the Registrant’s Registration Statement on Form N-1A filed on September 22, 2006 and incorporated herein by reference.

W.	Certificate of Amendment of Declaration of Trust and Redesignation of Series, effective October 12, 2006 (redesignation of ING Principal Protection Fund to ING Index Plus LargeCap Equity Fund) – Filed as an Exhibit to Post-Effective Amendment No. 74 to the Registrant’s Registration Statement on Form N-1A filed on October 10, 2006 and incorporated herein by reference.

X.	Abolition of Series of Shares of Beneficial Interest dated October 24, 2006 (ING Convertible Fund) – Filed as an Exhibit to Post-Effective Amendment No. 79 to the Registrant’s Registration Statement on Form N-1A filed on July 26, 2007 and incorporated herein by reference.

Y.	Certificate of Amendment of Declaration of Trust and Redesignation of Series, effective December 15, 2006 (redesignation of ING MidCap Value Choice Fund to ING Value Choice Fund) – Filed as an Exhibit to Post-Effective Amendment No. 79 to the Registrant’s Registration Statement on Form N-1A filed on July 26, 2007 and incorporated herein by reference.

Z.	Certificate of Amendment of Declaration of Trust and Redesignation of Series, effective February 1, 2007 (ING Principal Protection Fund II into ING Index Plus LargeCap Equity Fund II) – Filed as an Exhibit to Post-Effective Amendment No. 79 to the Registrant’s Registration Statement on Form N-1A filed on July 26, 2007 and incorporated herein by reference.

AA.	Abolition of Series of Shares of Beneficial Interest dated March 12, 2007 (ING Disciplined LargeCap Fund) – Filed as an Exhibit to Post-Effective Amendment No. 79 to the Registrant’s Registration Statement on Form N-1A filed on July 26, 2007 and incorporated herein by reference.

BB.	Abolition of Series of Shares of Beneficial Interest dated May 30, 2007 (ING MidCap Value Fund and ING SmallCap Value Fund) – Filed as an Exhibit to Post-Effective Amendment No. 79 to the Registrant’s Registration Statement on Form N-1A filed on July 26, 2007 and incorporated herein by reference.

CC.	Certificate of Amendment of Declaration of Trust and Redesignation of Series, effective June 6, 2007 (ING Principal Protection Fund III into ING Index Plus LargeCap Equity Fund III) – Filed as an Exhibit to Post-Effective Amendment No. 79 to the Registrant’s Registration Statement on Form N-1A filed on July 26, 2007 and incorporated herein by reference.

DD.	Abolition of Series of Shares of Beneficial Interest dated October 19, 2004 (ING Tax Efficient Equity Fund) – Filed as an exhibit to Post-Effective Amendment No. 82 to the Registrant’s Registration Statement on Form N-1A filed on September 27, 2007 and incorporated herein by reference.

EE.	Certificate of Amendment of Declaration of Trust and Redesignation of Series, effective October 9, 2007 (Redesignation of ING Principal Protection Fund IV to ING Index Plus LargeCap Equity Fund IV) – Filed as an exhibit to Post-Effective Amendment No. 83 on October 4, 2007 and incorporated herein by reference.

FF.	Establishment and Designation of Series and Classes of Shares of Beneficial Interest, Par Value $0.01 Per Share, effective November 19, 2007 (ING Equity Dividend Fund) – Filed as an Exhibit to Post-Effective Amendment No. 86 to the Registrant’s Registration Statement on Form N-1A filed on December 3, 2007 and incorporated herein by reference.

GG.	Amended Establishment and Designation of Series and Classes of Shares of Beneficial Interest, Par Value $0.01 Per Share (Class W Shares), effective November 19, 2007 – Filed as an Exhibit to Post-Effective Amendment No. 87 to the Registrant’s Registration Statement on Form N-1A filed on December 14, 2007 and incorporated herein by reference.

HH.	Certificate of Amendment of Declaration of Trust and Redesignation of Series, effective January 23, 2008 (Redesignation of ING Principal Protection Fund V to ING Index Plus LargeCap Equity Fund V) – Filed as an Exhibit to Post-Effective Amendment No. 88 to the Registrant’s Registration Statement on Form N-1A filed on January 22, 2008 and incorporated herein by reference.

II.	Certificate of Amendment of Declaration of Trust and Redesignation of Series, effective April 23, 2008 (Redesignation of ING Principal Protection Fund VI to ING Index Plus LargeCap Equity Fund VI) – Filed as an Exhibit to Post-Effective Amendment No. 90 to the Registrant’s Registration Statement to Form N-1A filed on April 23, 2008 and incorporated herein by reference.

JJ.	Amendment Establishment and Designation of Series and Classes of Beneficial Interest , Par Value $0.01 Per Share, effective May 30, 2008 (Class O Shares for ING MidCap Opportunities Fund and ING Value Choice) – Filed as an Exhibit to Post-Effective Amendment No. 92 to the Registrant’s Registration Statement to Form N-1A filed on June 4, 2008 and incorporated herein by reference.

KK.	Certificate of Amendment of Declaration of Trust and Redesignation of Series, effective June 27, 2008 (Redesignation of ING Principal Protection Fund VII to ING Index Plus LargeCap Equity Fund VII) – Filed as an

Exhibit to Post-Effective Amendment No. 93 to the Registrant’s Registration Statement to Form N-1A filed on June 23, 2008 and incorporated herein by reference.

LL.	Certificate of Amendment of Declaration of Trust and Redesignation of Series, effective December 23, 2008 (Redesignation of ING Principal Protection Fund VIII to ING Index Plus LargeCap Equity Fund VIII) – Filed as an Exhibit to Post-Effective Amendment No. 97 to the Registrant’s Registration Statement to Form N-1A filed on December 18, 2008 and incorporated herein by reference.

MM.	Certificate of Amendment of Declaration of Trust and Redesignation of Series, effective April 22, 2009 (Redesignation of ING Principal Protection Fund IX to ING Index Plus LargeCap Equity Fund IX) – Filed as an Exhibit to Post-Effective Amendment No. 99 to the Registrant’s Registration Statement to Form N-1A filed on April 15, 2009 and incorporated herein by reference.

NN.	Amended Establishment and Designation of Series and Classes of Shares of Beneficial Interest, Par Value $0.01 Per Share, effective June 1, 2009 (Class W for ING Equity Dividend Fund and ING MidCap Opportunities Fund) - Filed as an Exhibit to Post-Effective Amendment No. 100 to the Registrant’s Registration Statement on Form N-1A filed on May 29, 2009 and incorporated herein by reference.

OO.	Plan of Liquidation and Dissolution of Series for ING Index Plus LargeCap Equity Fund VIII, effective July 13, 2009 – Filed as an Exhibit to Post-Effective Amendment No. 103 to the Registrant’s Registration Statement on Form N-1A filed on August 14, 2009 and incorporated herein by reference.

PP.	Plan of Liquidation and Dissolution of Series for ING Index Plus LargeCap Equity Fund IX, effective July 13, 2009 – Filed as an Exhibit to Post-Effective Amendment No. 103 to the Registrant’s Registration Statement on Form N-1A filed on August 14, 2009 and incorporated herein by reference.

QQ.	Certificate of Amendment of Declaration of Trust and Redesignation of Series, effective August 17, 2009 (Redesignation of ING Principal Protection Fund X to ING Index Plus LargeCap Equity Fund X) – Filed as an Exhibit to Post-Effective Amendment No. 106 to the Registrant’s Registration Statement on Form N-1A filed on September 24, 2010 and incorporated herein by reference.

RR.	Abolition of Series of Shares of Beneficial Interest dated September 14, 2009 (ING Index Plus LargeCap Equity Fund VIII and ING Index Plus LargeCap Equity Fund IX) – Filed as an Exhibit to Post-Effective Amendment No. 106 to the Registrant’s Registration Statement on Form N-1A filed on September 24, 2010 and incorporated herein by reference.

SS.	Amended Certificate of Declaration of Trust and Redesignation of Series, effective September 30, 2009 (Class W shares for ING Growth Opportunities Fund ) – Filed as an Exhibit to Post-Effective Amendment No. 104 to the Registrant’s Registration Statement on Form N-1A filed on September 25, 2009 and incorporated herein by reference.

TT.	Certificate of Amendment of Declaration of Trust, effective November 20, 2009 – Filed as an Exhibit to Post-Effective Amendment No. 106 to the Registrant’s Registration Statement on Form N-1A filed on September 24, 2010 and incorporated herein by reference.

UU.	Amended Establishment and Designation of Series and Classes of Shares of Beneficial Interest, Par Value $0.01 Per Share, effective December 7, 2009 (abolishment of Class Q shares of ING Growth Opportunities Fund, ING MidCap Opportunities Fund, ING Real Estate Fund and ING SmallCap Opportunities Fund) – Filed as an Exhibit to Post-Effective Amendment No. 106 to the Registrant’s Registration Statement on Form N-1A filed on September 24, 2010 and incorporated herein by reference.

VV.	Abolition of Series of shares of Beneficial Interest dated February 8, 2010 (ING SmallCap Value Multi-Manager Fund) – Filed as an Exhibit to Post-Effective Amendment No. 106 to the Registrant’s Registration Statement on Form N-1A filed on September 24, 2010 and incorporated herein by reference.

WW.	Abolition of Series of Shares of Beneficial Interest dated March 25, 2010 (ING Principal Protection Fund XIII and ING Principal Protection Fund XIV) – Filed as an Exhibit to Post-Effective Amendment No. 106 to the Registrant’s Registration Statement on Form N-1A filed on September 24, 2010 and incorporated herein by reference.

XX.	Plan of Liquidation and Dissolution of Series for ING Index Plus LargeCap Equity Fund X, effective September 14, 2009 – Filed as an Exhibit to Post-Effective Amendment No. 106 to the Registrant’s Registration Statement on Form N-1A filed on September 24, 2010 and incorporated herein by reference.

YY.	Plan of Liquidation and Dissolution of Series for ING Principal Protection Fund XI, effective September 14, 2009 – Filed as an Exhibit to Post-Effective Amendment No. 106 to the Registrant’s Registration Statement on Form N-1A filed on September 24, 2010 and incorporated herein by reference.

ZZ.	Plan of Liquidation and Dissolution of Series for ING Principal Protection Fund XII, effective September 10, 2009 – Filed as an Exhibit to Post-Effective Amendment No. 106 to the Registrant’s Registration Statement on Form N-1A filed on September 24, 2010 and incorporated herein by reference.

AAA.	Plan of Recapitalization of Class Q shares as Class W shares for ING Growth Opportunities Fund, ING MidCap Opportunities Fund, ING Real Estate Fund, and ING SmallCap Opportunities Fund, effective September 10, 2009 – Filed as an Exhibit to Post-Effective Amendment No. 106 to the Registrant’s Registration Statement on Form N-1A filed on September 24, 2010 and incorporated herein by reference.

BBB.	Abolition of Series of Shares of Beneficial Interest dated June 28, 2010 (ING Index Plus LargeCap Equity Fund X and ING Principal Protection Fund XI) – Filed as an Exhibit to Post-Effective Amendment No. 106 to the Registrant’s Registration Statement on Form N-1A filed on September 24, 2010 and incorporated herein by reference.

CCC.	Abolition of Series of Shares of Beneficial Interest dated August 23, 2010 (ING Opportunistic LargeCap Fund) – Filed as an Exhibit to Post-Effective Amendment No. 106 to the Registrant’s Registration Statement on Form N-1A filed on September 24, 2010 and incorporated herein by reference.

DDD.	Abolition of Series of Shares of Beneficial Interest dated January 2, 2011 (ING Index Plus LargeCap Equity Fund X and ING Principal Protection Fund XI) – Filed as an Exhibit to Post-Effective Amendment No. 109 to the Registrant’s Registration Statement on Form N-1A filed on August 04, 2011 and incorporated herein by reference.

EEE.	Amended Establishment and Designation of Series and Classes of Shares of Beneficial Interest, Par Value $0.01 Per Share, effective July 1, 2011 (Class R Shares for ING Equity Divided Fund, ING MidCap Opportunities Fund, ING Real Estate Fund, and ING Value Choice Fund) – Filed as an Exhibit to Post-Effective Amendment No. 109 to the Registrant’s Registration Statement on Form N-1A filed on August 04, 2011 and incorporated herein by reference.

FFF.	Amended Certificate of Establishment and Designation of Series and Classes of Shares of Beneficial Interest, Par Value $0.01 Per Share, effective July 1, 2011 (Class R Shares of ING Growth Opportunities Fund and ING SmallCap Opportunities Fund) – Filed as an Exhibit to Post-Effective Amendment No. 109 to the Registrant’s Registration Statement on Form N-1A filed on August 04, 2011 and incorporated herein by reference.

GGG.	Establishment and Designation of Series and Classes of Shares of Beneficial Interest, Par Value $0.01 Per Share, effective July 15, 2011 (Class I Shares of ING Mid Cap Value Fund) – Filed as an Exhibit to Post-Effective Amendment No. 111 to the Registrant’s Registration Statement on Form N-1A filed on September 27, 2011 and incorporated herein by reference.

HHH.	Certificate of Amendment of Declaration of Trust and Redesignation of Series, effective May 18, 2012 (ING Equity Dividend Fund into ING Large Cap Value Fund) – Filed as an exhibit to Post-Effective Amendment No. 113 to the Registrant’s Registration Statement Form on N-1A filed on July 27, 2012 and incorporated herein by reference.

III.	Amended Establishment and Designation of Series and Classes of Beneficial Interest, Par Value $0.01 Per Share, effective January 9, 2013 (Class O shares of ING Large Cap Value Fund)– Filed as an exhibit to Post-Effective Amendment No. 120 to the Registrant’s Registration Statement Form on N-1A filed on January 25, 2013 and incorporated herein by reference.

JJJ.	Amended Certificate of Establishment and Designation of Series and Classes of Beneficial Interest, Par Value $0.01 Per Share, effective May 22, 2013 (Class R6 shares of ING SmallCap Opportunities Fund)– Filed as an exhibit to Post-Effective Amendment No. 126 to the Registrant’s Registration Statement Form on N-1A filed on May 31, 2013 and incorporated herein by reference.

KKK.	Amended Establishment and Designation of Series and Classes of Beneficial Interest, Par Value $0.01 Per Share, effective May 22, 2013 (Class R6 shares of ING Large Cap Value Fund and ING MidCap Opportunities Fund)– Filed as an exhibit to Post-Effective Amendment No. 126 to the Registrant’s Registration Statement Form on N-1A filed on May 31, 2013 and incorporated herein by reference.

	LLL.	Certificate of Amendment of Declaration of Trust and Redesignation of Series, effective December 17, 2007 (Redesignation of ING SmallCap Value Choice Fund to ING SmallCap Value Multi-Manager Fund) – Filed as an Exhibit to Post-Effective Amendment No. 129 to the Registrant’s Registration Statement on Form N-1A filed on September 25, 2013 and incorporated herein by reference.

	MMM.	Abolition of Series of Shares of Beneficial Interest dated September 29, 2008 (ING LargeCap Value Fund) – Filed as an Exhibit to Post-Effective Amendment No. 129 to the Registrant’s Registration Statement on Form N-1A filed on September 25, 2013 and incorporated herein by reference.

	NNN.	Abolition of Series of Shares of Beneficial Interest dated November 10, 2008 (ING Index Plus LargeCap Equity Funds I-VII) – Filed as an Exhibit to Post-Effective Amendment No. 129 to the Registrant’s Registration Statement on Form N-1A filed on September 25, 2013 and incorporated herein by reference.

	OOO.	Certificate of Amendment of Declaration of Trust and Redesignation of Series, effective January 26, 2009 (Redesignation of ING LargeCap Growth Fund to ING Growth Opportunities Fund) – Filed as an Exhibit to Post-Effective Amendment No. 129 to the Registrant’s Registration Statement on Form N-1A filed on September 25, 2013 and incorporated herein by reference.

	PPP.	Abolition of Series of Shares of Beneficial Interest dated February 9, 2009 (ING Financial Services Fund and ING Fundamental Research Fund) – Filed as an Exhibit to Post-Effective Amendment No. 129 to the Registrant’s Registration Statement on Form N-1A filed on September 25, 2013 and incorporated herein by reference.

	QQQ.	Abolition of Series of Shares of Beneficial Interest dated January 3, 2011 (ING Principal Protection Fund XII) – Filed as an Exhibit to Post-Effective Amendment No. 129 to the Registrant’s Registration Statement on Form N-1A filed on September 25, 2013 and incorporated herein by reference.

	RRR.	Abolition of Series of Shares of Beneficial Interest dated July 15, 2013 (ING Value Choice Fund) – Filed as an Exhibit to Post-Effective Amendment No. 129 to the Registrant’s Registration Statement on Form N-1A filed on September 25, 2013 and incorporated herein by reference.

	SSS.	Certificate of Amendment of Amended and Restated Declaration of Trust and Redesignation of Series, effective May 1, 2014 (Redesignation of the Trust to Voya Equity Trust of ING Growth Opportunities Fund to Voya Growth Opportunities Fund, of ING Large Cap Value Fund to Voya Large Cap Value Fund, of ING MidCap Opportunities Fund to Voya MidCap Opportunities Fund, of ING Mid Cap Value Fund to Voya Multi-Manager Mid Cap Value Fund, of ING Real Estate Fund to Voya Real Estate Fund and of ING SmallCap Opportunities Fund to Voya SmallCap Opportunities Fund) – Filed as an Exhibit to Post-Effective Amendment No. 131 to the Registrant’s Registration Statement on Form N-1A filed on May 29, 2014 and incorporated herein by reference.

	TTT.	Amended Establishment and Designation of Series and Classes of Shares of Beneficial Interest, Par Value $0.01 Per Share, effective June 11, 2014 (Class R6 shares of Voya Real Estate Fund) – Filed as an Exhibit to Post-Effective Amendment No. 133 to the Registrant’s Registration Statement on Form N-1A filed on June 27, 2014 and incorporated herein by reference.

	UUU.	Amended Certificate of Establishment and Designation of Series and Classes of Shares of Beneficial Interest, Par Value $0.01 Per Share, effective April 24, 2015 (Class R6 shares of Voya Growth Opportunities Fund) – Filed as an Exhibit to Post-Effective Amendment No. 138 to the Registrant’s Registration Statement on Form N-1A filed on May 22, 2015 and incorporated herein by reference.

2.	A.	By-Laws dated June 12, 1998 – Filed as an Exhibit to the Registrant’s initial Form N-1A Registration Statement on June 15, 1998 and incorporated herein by reference.

	B.	Amendment to the By-Laws of the Pilgrim Equity Trust dated July 26, 2000 – Filed as an Exhibit to Post-Effective Amendment No. 79 to the Registrant’s Registration Statement on Form N-1A filed on July 26, 2007 and incorporated herein by reference.

3.	Not applicable.

4.	Agreement and Plan of Reorganization between Voya Large Cap Growth Portfolio, a series of Voya Series Fund, Inc., and Voya Growth Opportunities Fund, a series of Voya Equity Trust– Attached as Appendix A to the Proxy Statement/Prospectus.

5.	Not applicable.

6.	A.	Investment Management Agreement dated November 18, 2014, as amended and restated on May 1, 2015, between Voya Investments, LLC and Voya Equity Trust – Filed as an Exhibit to Post-Effective Amendment No. 138 to the Registrant’s Registration Statement on Form N-1A filed on May 22, 2015 and incorporated herein by reference.

(1) Reduction Letter effective October 1, 2015 to the Investment Management Agreement dated November 18, 2014, as amended and restated on May 1, 2015, with respect to Voya Multi-Manager Mid Cap Value Fund for the period from October 1, 2015 through October 1, 2016 – Filed as an Exhibit to Post-Effective Amendment No. 141 to the Registrant’s Registration Statement on Form N-1A filed on September 28, 2015.

	B.	Investment Management Agreement dated November 18, 2014, as amended and restated on May 1, 2015, between Voya Investments, LLC and Voya Equity Trust with respect to Voya Growth Opportunities Fund – Filed as an Exhibit to Post-Effective Amendment No. 138 to the Registrant’s Registration Statement on Form N-1A filed on May 22, 2015 and incorporated herein by reference.

	C.	Sub-Advisory Agreement dated November 18, 2014 between Voya Investments, LLC and Voya Investment Management Co. LLC – Filed as an Exhibit to Post-Effective Amendment No. 137 to the Registrant’s Registration Statement on Form N-1A filed on March 27, 2015 and incorporated herein by reference.

	D.	Sub-Advisory Agreement dated November 18, 2014 between Voya Investments, LLC and CBRE Clarion Securities LLC – Filed as an Exhibit to Post-Effective Amendment No. 137 to the Registrant’s Registration Statement on Form N-1A filed on March 27, 2015 and incorporated herein by reference.

	E.	Sub-Advisory Agreement (with redaction) dated November 18, 2014 between Voya Investments, LLC and Wellington Management Company, LLP – Filed as an Exhibit to Post-Effective Amendment No. 138 to the Registrant’s Registration Statement on Form N-1A filed on May 22, 2015 and incorporated herein by reference.

	F.	Sub-Advisory Agreement (with redaction) dated November 18, 2014 between Voya Investments, LLC and LSV Asset Management – Filed as an Exhibit to Post-Effective Amendment No. 138 to the Registrant’s Registration Statement on Form N-1A filed on May 22, 2015 and incorporated herein by reference.

	G.	Sub-Advisory Agreement (with redaction) dated December 1, 2014 between Voya Investments, LLC and Hahn Capital Management, LLC – Filed as an Exhibit to Post-Effective Amendment No. 138 to the Registrant’s Registration Statement on Form N-1A filed on May 22, 2015 and incorporated herein by reference.

	H.	Expense Limitation Agreement, effective November 18, 2014, between Voya Investments, LLC, Voya Equity Trust, and CBRE Clarion Securities LLC with respect to Voya Real Estate Fund – Filed as an Exhibit to Post-Effective Amendment No. 138 to the Registrant’s Registration Statement on Form N-1A filed on May 22, 2015 and incorporated herein by reference.

	I.	Expense Limitation Agreement between Voya Equity Trust and Voya Investments, LLC effective November 18, 2014 – Filed as an Exhibit to Post-Effective Amendment No. 138 to the Registrant’s Registration Statement on Form N-1A filed on May 22, 2015 and incorporated herein by reference.

(1) Amended Schedule A, dated December 1, 2014, to the Expense Limitation Agreement between Voya Equity Trust and Voya Investments, LLC effective November 18, 2014 – Filed as an Exhibit to Post-Effective Amendment No. 138 to the Registrant’s Registration Statement on Form N-1A filed on May 22, 2015 and incorporated herein by reference.

(2) Expense Limitation Recoupments letter dated November 18, 2014 between Voya Investments, LLC, and Voya Equity Trust for Voya MidCap Opportunities Fund and Voya SmallCap Opportunities Fund – Filed as an Exhibit to Post-Effective Amendment No. 138 to the Registrant’s Registration Statement on Form N-1A filed on May 22, 2015 and incorporated herein by reference.

(3) Fee Waiver Letter dated March 6, 2015 between Voya Investments, LLC and Voya Equity Trust for Voya Large Cap Value Fund, effective March 6, 2015 through October 1, 2016 – Filed as an Exhibit to Post-Effective Amendment No. 138 to the Registrant’s Registration Statement on Form N-1A filed on May 22, 2015 and incorporated herein by reference.

	J.	Expense Limitation Agreement effective November 18, 2014, between Voya Investments, LLC, Voya Investments Distributor, LLC and Voya Equity Trust, with respect to Voya Growth Opportunities Fund – Filed as an Exhibit to Post-Effective Amendment No. 138 to the Registrant’s Registration Statement on Form N-1A filed on May 22, 2015 and incorporated herein by reference.

		(1)	Amended Schedule A, effective May 26, 2015, to the Expense Limitation Agreement between Voya Equity Trust and Voya Investments, LLC effective November 18, 2014 with respect to Voya Growth Opportunities Fund – Filed as an Exhibit to Post-Effective Amendment No. 138 to the Registrant’s Registration Statement on Form N-1A filed on May 22, 2015 and incorporated herein by reference.

		(2)	Fee Waiver Letter dated October 1, 2015 between Voya Equity Trust and Voya Investments, LLC for Voya Growth Opportunities Fund (Class A, Class B, Class C, Class I, Class R and Class W shares), for the period from October 1, 2015 through October 1, 2017 – Filed as an Exhibit to Post-Effective Amendment No. 141 to the Registrant’s Registration Statement on Form N-1A filed on September 28, 2015

		(3)	Fee Waiver Letter dated May 26, 2015 between Voya Equity Trust and Voya Investments, LLC for Class R6 shares of Voya Growth Opportunities Fund, for the period from May 26, 2015 through October 1, 2017 – Filed as an Exhibit to Post-Effective Amendment No. 138 to the Registrant’s Registration Statement on Form N-1A filed on May 22, 2015 and incorporated herein by reference.

7	A.	Underwriting Agreement dated November 18, 2014 between Voya Equity Trust and Voya Investments Distributor, LLC – Filed as an Exhibit to Post-Effective Amendment No. 137 to the Registrant’s Registration Statement on Form N-1A filed on March 27, 2015 and incorporated herein by reference.

	B.	Underwriting Agreement dated November 18, 2014 between Voya Equity Trust and Voya Investments Distributor, LLC with respect to Voya Growth Opportunities Fund – Filed as an Exhibit to Post-Effective Amendment No. 137 to the Registrant’s Registration Statement on Form N-1A filed on March 27, 2015 and incorporated herein by reference.

8.	Not applicable.

9.	A.	Custody Agreement dated January 6, 2003 between Voya Equity Trust and the Bank of New York Mellon (formerly, Bank of New York) – Filed as an Exhibit to Post-Effective Amendment No. 49 to the Registrant’s Registration Statement on Form N-1A filed on January 27, 2004 and incorporated herein by reference.

		(1)	Amended Exhibit A dated February 9, 2015 to the Custody Agreement between Voya Equity Trust and the Bank of New York Mellon – Filed as an Exhibit to Post-Effective Amendment No. 138 to the Registrant’s Registration Statement on Form N-1A filed on May 22, 2015 and incorporated herein by reference.

	B.	Foreign Custody Manager Agreement dated January 6, 2003 between Voya Equity Trust and the Bank of New York Mellon (formerly, Bank of New York) – Filed as an Exhibit to Post-Effective Amendment No. 46 to the Registrant’s Registration Statement on Form N-1A filed on January 9, 2004 and incorporated herein by reference.

		(1)	Amended Exhibit A dated February 9, 2015 to the Foreign Custody Manager Agreement between Voya Equity Trust and the Bank of New York Mellon – Filed as an Exhibit to Post-Effective Amendment No. 138 to the Registrant’s Registration Statement on Form N-1A filed on May 22, 2015 and incorporated herein by reference.

		(2)	Amended Schedule 2, effective June 4, 2008, to the Foreign Custody Manager Agreement with the Bank of New York Mellon– Filed as an Exhibit to Post-Effective Amendment No. 95 to the Registrant’s Registration Statement to Form N-1A filed on September 29, 2008 and incorporated herein by reference.

	C.	Securities Lending Agreement and Guaranty dated August 7, 2003 between each Investment Company listed in Exhibit A and the Bank of New York Mellon (formerly, Bank of New York) - Filed as an Exhibit to Post-Effective Amendment No. 43 to the Registrant’s Registration Statement on Form N-1A filed on September 30, 2003 and incorporated herein by reference.

		(1)	Amended Exhibit A dated February 9, 2015 with respect to the Securities Lending Agreement and Guaranty between Voya Equity Trust and Bank of New York Mellon – Filed as an Exhibit to Post-Effective Amendment No. 138 to the Registrant’s Registration Statement on Form N-1A filed on May 22, 2015 and incorporated herein by reference.

	D.	The Bank of New York Cash Reserve Agreement dated March 31, 2003 – Filed as an Exhibit to Post-Effective Amendment No. 46 to the Registrant’s Registration Statement on Form N-1A filed on January 9, 2004 and incorporated herein by reference.

(1) Amended Exhibit A dated February 9, 2015 to the Bank of New York Cash Reserve Agreement between Voya Equity Trust and Bank of New York Mellon – Filed as an Exhibit to Post-Effective Amendment No. 138 to the Registrant’s Registration Statement on Form N-1A filed on May 22, 2015 and incorporated herein by reference.

10	A.	Seventh Amended and Restated Distribution and Service Plan (Classes A, B, and C Shares) dated August 1, 1998, amended and restated November 16, 1999, May 9, 2001, November 2, 2001, August 20, 2002, April 1, 2009, November 29, 2012, and September 12, 2014 – Filed as an Exhibit to Post-Effective Amendment No. 137 to the Registrant’s Registration Statement on Form N-1A filed on March 27, 2015 and incorporated herein by reference.

	B.	Second Amended and Restated Service and Distribution Plan dated November 29, 2012, as amended and restated September 12, 2014 with regard to Class A shares of Voya Growth Opportunities Fund – Filed as an Exhibit to Post-Effective Amendment No. 137 to the Registrant’s Registration Statement on Form N-1A filed on March 27, 2015 and incorporated herein by reference.

	C.	Second Amended and Restated Service and Distribution Plan dated November 29, 2012, as amended and restated September 12, 2014 with regard to Class B shares of Voya Growth Opportunities Fund – Filed as an Exhibit to Post-Effective Amendment No. 137 to the Registrant’s Registration Statement on Form N-1A filed on March 27, 2015 and incorporated herein by reference.

	D.	Second Amended and Restated Service and Distribution Plan dated November 29, 2012 as amended and restated September 12, 2014 with regard to Class C shares of Voya Growth Opportunities Fund – Filed as an Exhibit to Post-Effective Amendment No. 137 to the Registrant’s Registration Statement on Form N-1A filed on March 27, 2015 and incorporated herein by reference.

	E.	Second Amended and Restated Shareholder Service Plan dated November 29, 2012 as amended and restated September 12, 2014 with regard to Class O shares – Filed as an Exhibit to Post-Effective Amendment No. 137 to the Registrant’s Registration Statement on Form N-1A filed on March 27, 2015 and incorporated herein by reference.

	F.	Second Amended and Restated Shareholder Service and Distribution Plan dated November 29, 2012 as amended and restated September 12, 2014 with regard to Class R shares – Filed as an Exhibit to Post-Effective Amendment No. 137 to the Registrant’s Registration Statement on Form N-1A filed on March 27, 2015 and incorporated herein by reference.

(1) Fee Waiver Letter dated October 1, 2014 for the Shareholder Service and Distribution Plan with regard to Class R shares of the Voya Large Cap Value Fund, for the period from October 1, 2014 through October 1, 2016 – Filed as an Exhibit to Post-Effective Amendment No. 135 to the Registrant’s Registration Statement on Form N-1A filed on September 26, 2014 and incorporated herein by reference.

	G.	Seventh Amended and Restated Multiple Class Plan Pursuant to Rule 18f-3 for Voya Equity Trust dated May 21, 2015 – Filed as an Exhibit to Post-Effective Amendment No. 141 to the Registrant’s Registration Statement on Form N-1A filed on September 28, 2015.

(1) Amended Schedule A and Schedule B, dated March 12, 2015, to the Sixth Amended and Restated Multiple Class Plan Pursuant to Rule 18f-3 – Filed as an Exhibit to Post-Effective Amendment No. 138 to the Registrant’s Registration Statement on Form N-1A filed on May 22, 2015 and incorporated herein by reference.

11.	Opinion and Consent of Counsel – Filed as an Exhibit to the Registrant’s Form N-14 Registration Statement filed on June 5, 2015 and incorporated herein by reference.

12.	Opinion and Consent of Counsel Supporting Tax Matters and Consequences – Filed herein.

13.	A.	Transfer Agency Services Agreement dated February 25, 2009 by and between BNY Mellon Investment Servicing (US) Inc. (formerly, PNC Global Investment Servicing (U.S.) Inc.) and Voya Equity Trust. – Filed as an Exhibit to Post-Effective Amendment No. 100 to the Registrant’s Registration Statement on Form N-1A filed on

May 29, 2009 and incorporated herein by reference.

		(1)	Amended Exhibit A dated February 9, 2015 with respect to the Transfer Agency Services Agreement dated February 25, 2009 by and between BNY Mellon Investment Servicing (US) Inc. and Voya Equity Trust – Filed as an Exhibit to Post-Effective Amendment No. 138 to the Registrant’s Registration Statement on Form N-1A filed on May 22, 2015 and incorporated herein by reference.

		(2)	Amendment to Transfer Agency Services Agreement dated February 8, 2011 between BNY Mellon Investment Servicing (US) Inc. and Voya Equity Trust – Filed as an Exhibit to Post-Effective Amendment No. 109 to the Registrant’s Registration Statement on Form N-1A filed on August 04, 2011 and incorporated herein by reference.

	B.	Fund Accounting Agreement dated January 6, 2003 between Voya Equity Trust and the Bank of New York Mellon (formerly, Bank of New York) – Filed as an Exhibit to Post-Effective Amendment No. 46 to the Registrant’s Registration Statement on Form N-1A filed on January 9, 2004 and incorporated herein by reference.

		(1)	Amended Exhibit A dated February 9, 2015 to the Fund Accounting Agreement dated January 6, 2003 between Voya Equity Trust and the Bank of New York Mellon – Filed as an Exhibit to Post-Effective Amendment No. 138 to the Registrant’s Registration Statement on Form N-1A filed on May 22, 2015 and incorporated herein by reference.

	C.	Shareholder Service Agreement made on September 23, 2002 between Voya Equity Trust and Voya Funds Services, LLC – Filed as an Exhibit to Post-Effective Amendment No. 46 to the Registrant’s Registration Statement on Form N-1A filed on January 9, 2004 and incorporated herein by reference.

		(1)	Amended Fee Schedule, adjusted August 1, 2006, with respect to the Shareholder Service Agreement between Voya Equity Trust and Voya Funds Services, LLC – Filed as an Exhibit to Post-Effective Amendment No. 73 to the Registrant’s Registration Statement on Form N-1A filed on September 22, 2006 and incorporated herein by reference.

	D.	Shareholder Services Agreement made on September 1, 2004 between Voya Investments Distributor, LLC and ING Direct Securities, Inc. (Class O Shares) – Filed as an Exhibit to Post-Effective Amendment No. 70 to the Registrant’s Registration Statement on Form N-1A filed on December 23, 2005 and incorporated herein by reference.

14.	Consent of independent registered public accounting firm – Not Applicable

15.	Not applicable.

16.	Powers of Attorney – Powers of Attorney for each Trustee except Martin J. Gavin and Christopher P. Sullivan - Filed as an Exhibit to the Registrant’s Form N-14 Registration Statement filed on June 6, 2015 and incorporated herein by reference. Powers of Attorney for Messrs. Gavin and Sullivan – Filed herein.

17.	Not. Applicable.

ITEM 17. UNDERTAKINGS

1.	The undersigned registrant agrees that prior to any public reoffering of the securities registered through the use of a prospectus which is a part of this registration statement by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c) under the Securities Act (17 CFR 230.145(c)), the reoffering prospectus will contain the information called for by the applicable registration form for reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

2.	The undersigned registrant agrees that every prospectus that is filed under paragraph (1) above will be filed as a part of an amendment to the registration statement and will not be used until the amendment is effective, and that, in determining any liability under the 1933 Act, each post-effective amendment shall be deemed to be a new registration statement for the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering of them.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended (the “1933 Act”), the Registrant certifies that it meets all the requirements for effectiveness of this Registration Statement under Rule 462(d) under the 1933 Act and has duly caused this Registration Statement on Form N-14 to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Scottsdale and State of Arizona on the 31st day of March, 2016.

VOYA EQUITY TRUST

By:	/s/ Huey P. Falgout, Jr.
Huey P. Falgout, Jr.
Secretary

Pursuant to the requirements of the 1933 Act, this Registration Statement has been signed below by the following persons in the capacities and on the date indicated.

Signature	Title	Date

Todd Modic*	Senior Vice President and Chief/Principal Financial Officer	March 31, 2016

Colleen D. Baldwin*	Trustee	March 31, 2016

John V. Boyer*	Trustee	March 31, 2016

Patricia W. Chadwick*	Trustee	March 31, 2016

Peter S. Drotch*	Trustee	March 31, 2016

Martin J. Gavin*	Trustee	March 31, 2016

Russell H. Jones*	Trustee	March 31, 2016

Patrick W. Kenny*	Trustee	March 31, 2016

Shaun P. Mathews*	Interested Trustee and President and Chief Executive Officer	March 31, 2016

Joseph E. Obermeyer*	Trustee	March 31, 2016

Sheryl K. Pressler*	Trustee	March 31, 2016

Christopher P. Sullivan*	Trustee	March 31, 2016

Roger B. Vincent*	Trustee	March 31, 2016

*By: /s/ Huey P. Falgout, Jr. Huey P. Falgout, Jr. as Attorney-in-Fact**

**	Powers of Attorney for Todd Modic and each Director except Martin J. Gavin and Christopher P. Sullivan - Filed as an Exhibit to the Registrant’s Form N-14 Registration Statement filed on June 5, 2015 and incorporated herein by reference. Powers of Attorney for Messrs. Gavin and Sullivan – Filed herein.

EXHIBIT INDEX

EXHIBIT NUMBER	EXHIBIT DESCRIPTION
(12)	Opinion and Consent of Counsel Supporting Tax Matters and Consequences
(16)	Powers of Attorney for Martin J. Gavin and Christopher P. Sullivan